NEUROHACKER COLLECTIVE

Creating meaningful and sustainable upgrades to personal well-being


NEUROHACKER®
COLLECTIVE

neurohacker.com Carlsbad CA

Food | Retail | Bio Tech | Health and Fitness | Lifestyle

Highlights

1 PURPOSE: Mission driven wellness company with premium products across desirable

Highlights

1. PURPOSE: Mission driven wellness company with premium products across desirable categories.
2. GROWTH POTENTIAL: $578 Billion global market (2025) with 8.8% CAGR.
3. SCIENCE: Unique approach to science-backed product development.
4. TEAM: Top scientists, MD/PhD advisors, biohackers, investors and loyal customers contribute to product ideation, formulation and testing.
5. RECURRING REVENUES: Proven, profitable subscription model with attractive margins.
6. MULTI-CHANNEL SALES: Direct-to-consumer, wholesale, practitioners, and Amazon.
7. OPERATIONAL EXCELLENCE: Over $20M in lifetime sales; profitable in 2019 (on EBITDA basis).

Our Team

Our Team



James Schmachtenberger CEO

Founded Mankind Cooperative; deep interest in human potential optimization.



Jordan Greenhall Executive Chair

A serial entrepreneur who co-founded companies Swell, Inc., Game B, and DivX.



Hakan Lindskog Chief Operating Officer



Shawn Ramer Senior Vice President, Product Development



Greg Kelly, ND Lead Product Formulator

 **Dan Stickler, M.D.** Medical Director

 **Mark How** Chief Revenue Officer

Entrepreneur, founder, investor, in tech startups. Also Corp Dev., BD, Sales & Marketing

 **Lauren Alexander** Vice President, Marketing

I am VP of Marketing for Neurohacker Collective, a company focused on making groundbreaking products for wellness. For over 12 years I have helped create winning marketing strategies for companies.

 **Gk Parish-Philp** Vice President, Technology

 **Ben Seeman** Vice President, Wholesale Sales

 **Sara Adaes, Ph.D.** Scientific Researcher

 **Justin Schilf** Creative Director

 **Ben Cote** Director of Community

 **Jodi Geigle** Community Experience Manager

 **Jennifer Norton** Production Manager

 **Darrell Grable** Director Partner Sales

 **Michael Ferguson** Senior Data Analytics Engineer

 **Chase Imbert** Partnership Manager

 **Jacquelyn Loera** Podcast Producer

 **Abhi Ardagh** Marketing Coordinator

 **Angie Buchholz** People Operations

Human Resources & Executive Assistant to COO Hakan Lindskog of Neurohacker Collective

 **Cassandra Brooks** Executive Assistant

 **Clark Weigand** Controller



Kiki WILLIAMS Customer Support Agent

Innovative Science in an Industry With Nearly Unlimited Potential



Neurohacker Collective aims to provide meaningful scientific advances through a deeper understanding of human biology. We started with supplements for the mind (known as "nootropics"), which is a rapidly growing industry with global sales of $1.35 billion and expected growth to $6.1 billion by 2025. In the creation of our Qualia nootropics product line, we set out to make a supplement radically different than all other nootropics on the market. Many nootropics focus only on short-term effects. Instead of focusing on improving a single aspect such as memory, Qualia addresses long-term brain health and encourages new neuron and synapse development for a stronger brain.

While choosing from hundreds of ingredients that could serve our purpose, we took into account how a set of ingredients, as a whole, would support each physiological outcome we wanted to promote and the cognitive and subjective outcomes we sought to enhance, as well as general effects on the rest of the body. This careful and laborious formulation process lead to the creation of Qualia Mind that has unquestionably established itself as the market leader.

With abundant support from some of the world's most recognized and respected doctors, healthcare practitioners, scientists, health and wellness leaders and our customers, our revenues continue to climb with 91% of product revenue being subscription-driven (excluding Amazon and wholesale).

The reason our company has a **uniquely explosive value potential** is that our complex systems science modeling (which can't be easily replicated by other wellness companies without the brain trust we've assembled) can be applied to a bevy of products. This has us positioned to create best in class supplement products across a variety of health needs in the near future, in an industry estimated to be worth 578 billion dollars within 5 years.

We are also planning to develop solutions for sleep, anxiety/mood, pain, immune function, fitness performance, hormone balancing, and cardiovascular health.

$20,000,000+ in Total Sales So Far

Growing Revenues and Profit Contribution



Revenues and Profit Contribution Margin by bi-annual period. Profit Contribution is defined as sales revenues less costs of goods and advertising

expenses. In 2019, Neurohacker reached profitability (on EBITDA basis).

A World-Class Product Development Engine

We are deeply focused on the complex systems modeling necessary to deliver real efficacy at scale in the nutraceutical space, always with the overarching intention to support the human body's natural ability to regulate while working to help increase its capacity.

TOP SCIENTISTS & MDS: Our products are developed by top scientists in complex-systems modeling, neurobiology, organic chemistry as well as dozens of MDs and PhDs.

RESEARCH-BACKED INGREDIENTS: All our ingredients are chosen based on the strong empirical basis of their safety.

FULL TRANSPARENCY: We are 100% transparent. No proprietary blends. We fully publish the research behind every product.

PURITY & POTENCY: We take great care to use the most potent, high-purity, and bioavailable forms of each ingredient that are gluten-free and non-GMO

We Have 6 Products, By the End of 2020 We Plan to Have at Least 8


QUALIA
NOOTROPIC ENERGY
QUALIA
MIND
QUALIA
MIND
CAFFEINE FREE
QUALIA
FOCUS
ETERNUS
ETERNUS

Radical Cognitive Enhancement

QUALIA FOCUS & QUALIA MIND are premier, research-based nootropics that help support mental performance and brain health. Specifically designed to promote focus, support energy, mental clarity, mood, memory, and creativity. In addition to immediate neurochemical and physiological effects, Qualia nootropics go a step further addressing long-term cognitive health benefits.


Meet the Qualia Nootropics by Neurohacker Collective
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Pilot Study Using Qualia Mind Shows Meaningful Positive Results

The results for 23 eligible subjects revealed meaningful improvement in core cognitive areas of reasoning, verbal ability and concentration. After 5 days of taking Qualia Mind, participants saw an average 85.4% increase in scores to measure ability to concentrate/avoid distraction, 37.2% increase in scores for planning skills, 31.1% increase in scores for visual representation, 16.9% increase in scores for verbal reasoning, 13.3% increase in scores for verbal short-term memory, and 10.2% increase in scores for episodic memory. Given that this study did not have a placebo control, we cannot conclusively determine whether or not Qualia Mind is the cause of the increased scores. See additional details on the study here. We are in the process of conducting a double-blinded, placebo-controlled clinical study of Qualia Mind to confirm these results.


Concentration
85.4% Increase
40
before
after


30
20
10
0
36.9%
19.9%
QUALIA MIND PILOT STUDY EVIDENCE
Pilot Study using Cambridge Brain Sciences quantitative tests indicates Qualia Mind improving reasoning, episodic memory, verbal ability and concentration.

Eternus: Our Breakthrough in Aging

Eternus, is specifically designed to combat the aging process in the most comprehensive way ever developed from a supplement product. Eternus 36+ high-purity and powerful nutrients to boost NAD+, ATP, & AMPK production, support mitochondrial fitness & cell energy, amplify productivity, promote restful sleep, upgrade energy levels, and provide support for handling stress. More cell energy leads to sounder sleep, increased productivity, better workouts, more capacity to handle stress, enhanced cognitive performance, and an overall whole-system upgrade.


Qualia Life: Supports Cells for Better Aging
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Qualia Nootropic Energy Shots: The Future of Energy

When you are tired and low on energy, even the simplest task seems like an enormous burden. Thinking, acting, and even feeling is difficult when your energy is low. Pound for pound the brain uses the most energy of any organ. There are many energy shots, drinks, and so-called energy solutions but none are as firmly rooted in supporting the organ that needs the energy the most, your brain, than Qualia Nootropic Energy. Our shot delivers 12 high-purity nutrients to enhance your energy and brain health. Take it every day or just when you need to perform at your peak.


Qualia Nootropic Energy Drink | Approach, Formula, Reviews, & More
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Qualia Nootropic
Energy Shot
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Doctors, Scientists, Health, and Fitness Leaders Love Neurohacker

Our mission and complex systems formulation approach is attracting thought leaders and researchers from leading institutions from around the world from diverse fields — psychology, neurobiology, fitness, wellness, technology, and medicine.


Mark Divine
SEALFIT


Dr. Heather Sandison
North County Natural Medicine


Dr. Scott Barry Kaufman
The Psychology Podcast


Rachelle Brooke Smith
Disruptive Dare


Ben Greenfield
Ben Greenfield Fitness
Mike Bledsoe
Barbell Shrugged
Thadeus Owen
Primal Hacker
Mansal Denton
Nootrapedia.com
Jason Silva
Brain Games/Nat Geo
Michael Mannino
EmbodiedFit
Dr. Dan Stickler
Apeiron Academy
Jesse Elder
Mind Vitamin

Neurohacker Collective's Next Steps

We look to provide people with the products, resources, and tools they need to help their whole being — mind, brain, and body — work together in harmony. Our expanding product development team comprised of doctors, neuroscientists, and chemists have identified product opportunities where we can use our unique formulation process to deliver category-defining products to the market for each category. As our company grows and the science evolves we are committed to continuing to develop best in class products to enhance human well-being.


QUALIA
SLEEP
QUALIA
RELAX
QUALIA
PAIN

Product Roadmap


Qualia Mind
(stimulant free)
Qualia Focus
Qualia Energy
Pain / Anxiety
Other Neuro Line Products
2018
2019
2020
2021+
Eternus
Sleep
Other Life Extension / Foundational Health Products
Sports / Performance
Aesthetics
Gender Specific
Condition Specific

Our Customers Are Passionate About Us

We've developed our products with potent, high-purity, and bioavailable forms of each ingredient and our customers love that. Qualia nootropics are used by some top personalities in the fields of science, sports, academia, and business including: Jason Silva, Mark Divine, Ben Greenfield, Jamie Wheel, Dr. H. McIlroy, Dr. J. Becker, Dr. Hyla Cass and more.


Ben Greenfield discusses his first experience with Qualia
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Ben Greenfield talks about the first time he tried Qualia
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neurohacker.com


Rachele shares her gratitude and experiences of Qualia
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EXPERIENCES WITH QUALIA
RACHELE BROOKE SMITH
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Mike Bledsoe Podcast Qualia Talk
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Thaddeus Owen Qualia Mind Review
Thaddeus Owen
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Qualia Nootropic Energy Shot Review
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This video is private


Charmaine Olivia shares how Qualia helps her with her art
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Charmaine Olivia
Artist
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Qualia Review: 2 Unusual Reasons This Nootropic is the Future
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QUALIA


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Founder Interviews

James Schmachtenberger
Chief Executive Officer of Neurohacker Collective

James knows the potential of cognitive optimization firsthand. Here, he explains the neurological and physiological struggles he experienced at the dawn of his ambitious career, and the life-changing event that sparked his vision for Neurohacker Collective.


James Schmachtenberger tells the Neurohacker Collective Founder St...
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James Schmachtenberger
Neurohacker Collective Cofounder & President
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Daniel Schmachtenberger
Chief Strategy Officer of Neurohacker Collective

Daniel's understanding of complex systems and whole systems science is distinct from reductive science. Here, he explains the approach we are using to address humanity's most challenging issues of human capacity.


The 6 principles of the Neurohacker Collective's approach to wellbeing ...
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Daniel Schmachtenberger
Neurohacker Collective Co-Founder & Chief Strategy Officer
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Jordan Greenhall
Executive Chairman of Neurohacker Collective

Jordan has led startups to enormous successes before. Here, he explains why he chose Neurohacker Collective as his next venture, and gives a detailed analysis of the success we've already had, and our collective philosophy for fundraising.


R. Jordan Greenhall discussing his "why" behind starting Neurohacker ...
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Downloads

NHC wefunderdeck.pdf